UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of the interim report for the first quarter of 2011 issued by TORM A/S to The Copenhagen Stock Exchange on May 19, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: May 31, 2011	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

Interim report Q1 2011

"We have generally experienced a stronger market during the past couple of months, while product tanker rates were low in the beginning of the first quarter," says CEO Jacob Meldgaard. As expected, TORM recognised a loss before tax of USD 45 million in the first quarter of 2011 and maintains the forecast for 2011.

●
EBITDA excl. sale of vessels for the first quarter of 2011 was USD 10 million, compared to USD 37 million in the first quarter of 2010. The result before tax for the first quarter of 2011 was a loss of USD 45 million, compared to a profit of USD 3 million for the same period in 2010. The result for the first quarter of 2011 was impacted by a loss of USD 6 million from sale of vessels, compared to a profit of USD 18 million in the first quarter of 2010. The result for the first quarter of 2011 was as expected.

●
Product tanker freight rates in the first quarter of 2011 were generally weak and lower than in the same period last year. Freight rates in the East were impacted by weak demand and competition from vessels in the crude oil market. The transatlantic market for MR tonnage was positive from mid-February with stronger rates. This was due to the effects of the cold winter in the Northern hemisphere, a number of arbitrage opportunities due to the unrest in North Africa and high levels of demand in South America.

●
Bulk freight rates were generally under pressure throughout the first quarter, primarily due to the increase in the number of newbuilding deliveries. The number of earning days increased in the first quarter in order to service cargo contracts.

●
TORM has identified additional cost savings of USD 10 million annually, with expected full effect from 2012 onwards. The savings will come from a range of procurement initiatives and by further optimising crew composition. In addition, the Company is evaluating its flag strategy in order to be aligned with the Danish maritime cluster.

●
TORM has in the second quarter of 2011 agreed to defer two MR newbuildings both with delivery in 2012. They are now expected to be delivered in the first quarter of 2013 and the second quarter of 2014, respectively.

●	Net interest-bearing debt was down to USD 1,853 million in the first quarter of 2011, from USD 1,875 million as at 31 December 2010.

●	TORM had undrawn credit facilities and cash of approx. USD 346 million at the end of the first quarter of 2011. Outstanding CAPEX relating to the order book amounted to USD 195 million.

●	Equity amounted to USD 1,075 million as at 31 March 2011, equivalent to USD 15.5 per share (DKK 81.1 per share), excluding treasury shares, giving TORM an equity ratio of 33%.

●	As at 31 March 2011, TORM had covered 15% of the remaining earning days in 2011 in the Tanker Division at USD/day 16,345 and 60% of the remaining earning days in the Bulk Division at USD/day 16,492.

●
TORM maintains the forecast of a loss before tax of USD 100-125 million in 2011. As 25,075 earning days for 2011 are unfixed as at 31 March 2011, a change in freight rates of USD/day 1,000 will impact the profit before tax by USD 25 million.

Teleconference	Contact TORM A/S
TORM will be holding a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.
Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com Jacob Meldgaard, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 1 of 18

Key figures

Million USD	Q1 2011	Q1 2010	2010
Income statement
Revenue	270.4	205.5	856.1
Time charter equivalent earnings (TCE)	147.5	147.5	560.6
Gross profit	27.8	55.9	179.8
EBITDA	4.1	55.3	96.8
Operating profit (EBIT)	-32.5	20.3	-79.6
Profit/(loss) before tax	-44.9	2.6	-136.2
Net profit	-45.3	2.3	-135.3
Balance sheet
Total assets	3,259.8	3,225.7	3,286.1
Equity	1,075.0	1,247.7	1,115.3
Total liabilities	2,184.8	1,978.0	2,170.8
Invested capital	2,925.1	2,866.3	2,987.0
Net interest bearing debt	1,853.2	1,621.6	1,874.7
Cash flow
From operating activities	-11.1	20.9	-0.6
From investing activities	33.1	41.1	-186.9
Thereof investment in tangible fixed assets	-68.0	-23.6	-253.9
From financing activities	0.4	2.5	185.6
Total net cash flow	22.4	64.5	-1.9
Key financial figures
Gross margins:
TCE	54.5%	71.8%	65.5%
Gross profit	10.3%	27.2%	21.0%
EBITDA	1.5%	26.9%	11.3%
Operating profit	-12.0%	9.9%	-9.3%
Return on Equity (RoE) (p.a.)*)	-15.0%	-2.9%	-11.4%
Return on Invested Capital (RoIC) (p.a.)**)	-3.8%	0.9%	-2.7%
Equity ratio	33.0%	38.7%	33.9%
Exchange rate DKK/USD, end of period	5.25	5.52	5.61
Exchange rate DKK/USD, average	5.46	5.38	5.62
Share related key figures
Earnings per share, EPS USD	-0.7	0.0	-2.0
Diluted earnings per share, EPS USD	-0.7	0.2	-2.0
Cash flow per share, CFPS USD	-0.2	0.3	0.0
Share price, end of period (per share of DKK 5 each) DKK	30.0	57.0	39.7
Number of shares, end of period Mill.	72.8	72.8	72.8
Number of shares (excl. treasury shares), average Mill.	69.3	69.2	69.3

*)	Gains/losses from sale of vessels and the mark-to-market adjustments of 'Other financial assets' are not annualised when calculating the return on equity.

**)	Gains/losses from sale of vessels are not annualised when calculating the Return on Invested Capital.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 2 of 18

Results

The result before tax for the first quarter of 2011 was a loss of USD 45 million, compared to a profit of USD 3 million for the same period in 2010. The result before depreciation (EBITDA) for the period was USD 4 million, compared to USD 55 million in the first quarter of 2010.

The Tanker Division reported a primary operating loss of USD 32 million in the first quarter of 2011, as against a result of USD 2 million in the same period last year. The Tanker Division's result for the first quarter of 2011 was impacted by a loss of USD 5 million from sale of vessels.

The Bulk Division's primary operating result in the first quarter of 2011 was USD 2 million, compared to USD 22 million in the first quarter of 2010. The result for the first quarter of 2010 includes profits of USD 18 million from sale of vessels.

Other (not allocated) activities include a loss on investments in joint ventures of USD 2 million, financial costs of USD 12 million and tax of USD 0 million.

TORM has identified additional cost savings of USD 10 million annually, with expected full effect from 2012 onwards. The savings will come from a range of procurement initiatives and by further optimising crew composition. In addition, the Company is evaluating its flag strategy in order to be aligned with the Danish maritime cluster.

Million USD	Q1 2011
	Tanker	Bulk	Not
	Division	Division	allocated	Total

Revenue	219.2	51.2	0.0	270.4
Port expenses, bunkers and commissions	-108.5	-21.3	0.0	-129.8
Freight and bunkers derivatives	-0.3	7.2	0.0	6.9
Time charter equivalent earnings	110.4	37.1	0.0	147.5
Charter hire	-45.7	-30.9	0.0	-76.6
Operating expenses	-42.2	-0.9	0.0	-43.1
Gross Profit	22.5	5.3	0.0	27.8
Profit/(loss) from sale of vessels	-5.4	-0.3	0.0	-5.7
Administrative expenses	-14.6	-2.5	0.0	-17.1
Other Operating income	0.2	0.0	0.0	0.2
Share of results of jointly controlled entities	0.9	0.0	-2.0	-1.1
EBITDA	3.6	2.5	-2.0	4.1
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0
Depreciation and impairment losses	-35.9	-0.7	0.0	-36.6
Operating profit (EBIT)	-32.3	1.8	-2.0	-32.5
Financial items, net	-	-	-12.4	-12.4
Profit/(Loss) before tax	-	-	-14.4	-44.9
Tax	-	-	-0.4	-0.4
Net profit/(loss)	-	-	-14.8	-45.3

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in "Not-allocated".

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 3 of 18

Outlook and coverage

TORM maintains the forecast of a loss before tax of USD 100-125 million in 2011.

As at 31 March 2011, TORM had covered 15% of the remaining earning days in 2011 in the Tanker Division at USD/day 16,345 and 60% of the remaining earning days in the Bulk Division at USD/day 16,492.

The table below shows the figures for 2011 for the period from 1 April to 31 December. The figures for 2012 and 2013 are for the full year.

	2011	2012	2013	2011	2012	2013
	Owned days
LR2	3,509	4,732	4,719
LR1	1,913	2,550	2,543
MR	10,328	14,868	15,250
SR	2,961	4,004	3,993
Tanker Division	18,711	26,154	26,505
Panamax	546	769	1,423
Handymax	-	-	-
Bulk Division	546	769	1,423
Total	19,257	26,923	27,928

	T/C in days			T/C in costs (USD/day)
LR2	-	-	-	-	-	-
LR1	4,548	4,819	2,978	21,637	21,909	23,882
MR	3,206	3,820	3,575	16,053	15,626	15,605
SR	-	-	-	-	-	-
Tanker Division	7,754	8,639	6,553	19,328	19,131	19,366
Panamax	4,309	4,342	4,148	16,303	15,894	16,200
Handymax	1,474	697	363	16,415	16,855	15,995
Bulk Division	5,783	5,039	4,511	16,331	16,027	16,184
Total	13,537	13,678	11,064	18,048	17,987	18,069

	Total physical days			Covered days
LR2	3,509	4,732	4,719	511	130	-
LR1	6,461	7,369	5,521	706	532	365
MR	13,534	18,688	18,825	1,279	404	-
SR	2,961	4,004	3,993	1,446	167	-
Tanker Division	26,465	34,793	33,058	3,942	1,234	365
Panamax	4,855	5,111	5,571	2,598	430	-
Handymax	1,474	697	363	1,180	606	606
Bulk Division	6,329	5,808	5,934	3,777	1,036	606
Total	32,794	40,601	38,992	7,719	2,270	971

	Covered %			Coverage rates (USD/day)
LR2	15%	3%	0%	22,969	22,962	-
LR1	11%	7%	7%	16,788	17,476	15,666
MR	9%	2%	0%	17,385	15,403	-
SR	49%	4%	0%	12,866	12,263	-
Tanker Division	15%	4%	1%	16,345	16,671	15,666
Panamax	54%	8%	0%	17,533	21,322	-
Handymax	80%	87%	167%	14,200	17,000	17,000
Bulk Division	60%	18%	10%	16,492	18,794	17,000
Total	24%	6%	2%	16,417	17,640	16,499

Fair value of freight rate contracts that are mark-to-market in the income statement (USD million):
Contracts not included above	0.0
Contracts included above	1.4

Note

Actual number of days can vary from projected number of days primarily due to vessel sales and delays of vessel deliveries. T/C in costs do not include potential extra payments from profit split arrangements.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 4 of 18

Tanker Division

The freight rates were low in the first quarter of 2011, particularly in the Eastern market, where mainly the larger LR vessels operate. The East remained weak as the demand remained low, due to low demand for naphtha, which became even more pronounced after the earthquake in Japan, and limited arbitrage opportunities. Furthermore, the Eastern market was affected by the weak market for transport of crude oil, which implied that a number of newbuildings in this segment made their virgin voyage in the product tanker segment.

In the Western market, rates also remained low in the first part of the quarter, but increased to higher levels from mid-February. This was due to a number of circumstances: the effect of the cold winter, rising demand in South America, an increasing number of arbitrage opportunities due to the unrest in North Africa and the high oil price. Especially the MR segment, which dominates the Western market, was positively impacted.

The positive trend in the Western market, and the MR segment in particular, has persisted in the second quarter and has had some positive effects on the Eastern market.

The global fleet grew by approx. 2% in the first quarter of 2011. The significant slippage in newbuilding deliveries experienced in 2010 continued in the first quarter of 2011 and was around 60%.

The level of floating storage remains at a low level due to a forward curve in backwardation for most refined products.

Tanker Division	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Change Q1 10 - Q1 11	12 month avg.
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,163	1,122	1,098	1,193	1,157	-1%
Spot rates (USD/day)1)	19,270	17,185	19,848	17,061	10,890	-43%
TCE (USD/day)2)	17,375	15,583	17,278	15,123	13,524	-22%	15,377
Operating days	1,080	1,092	1,104	1,196	1,170	8%
Operating expenses (USD/day)3)	6,908	6,301	6,571	6,614	7,698	11%	6,796
LR1 (Panamax 75-85,000 DWT)
Available earning days	1,748	1,777	2,094	2,195	2,085	19%
Spot rates (USD/day)1)	16,273	14,903	14,662	10,750	14,435	-11%
TCE (USD/day)2)	16,686	15,509	14,628	12,172	14,654	-12%	14,241
Operating days	810	749	714	644	630	-22%
Operating expenses (USD/day)3)	6,454	5,420	5,729	5,650	6,577	2%	5,844
MR (45,000 DWT)
Available earning days	3,755	3,916	4,212	4,053	4,263	14%
Spot rates (USD/day)1)	14,179	12,567	13,753	12,524	12,760	-10%
TCE (USD/day)2)	14,700	12,363	14,280	11,993	12,768	-13%	12,851
Operating days	2,790	2,951	3,128	3,281	3,412	22%
Operating expenses (USD/day)3)	6,883	6,053	6,388	6,261	6,628	-4%	6,333
SR (35,000 DWT)
Available earning days	1,002	979	951	1,007	969	-3%
Spot rates (USD/day)1)	12,954	13,673	9,478	9,692	10,410	-20%
TCE (USD/day)2)	18,034	16,099	13,851	12,090	11,319	-37%	13,340
Operating days	990	1,001	1,012	1,012	990	0%
Operating expenses (USD/day)3)	6,041	4,821	6,274	6,075	6,517	8%	5,922

1) Spot rates = Time Charter Equivalent Earnings for all charters with less than 6 months duration = Gross freight income less bunker, broker commissions and port expenses.
2) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
3) Operating expenses are related to owned vessels.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 5 of 18

Bulk Division

The bulk freight rates were under pressure throughout the first quarter, primarily due to the increased tonnage available from continuing high influx of newbuildings, reduced waiting times in ports and weaker demand. Demand was negatively affected by the earthquake in Japan and floods in Australia, but positively affected by continuing growth in China's imports of iron ore, which were approx. 10% higher in the first quarter of 2011 than in the fourth quarter of 2010 and up 14% on the first quarter of 2010.

The global bulk fleet grew by approx. 4% in the first quarter of 2011.

The freight rates for the Capesize segment, but also to some extent for the Panamax segment, were weak, while smaller vessels such as Supramax and Handymax were at a stable level. The pressure on Capesize rates is mainly due to the increased influx of tonnage, as the order book is considerably larger in the Capesize segment. Some cargoes in the Panamax segment were taken by Capesize vessels, which to some extent affected the Panamax rates.

As part of TORM's new dry bulk strategy, whereby the Company will become an integrated freight service provider primarily to industrial clients, the number of earning days has increased in the first quarter due to signing of a number of short and medium-term time charter contracts. TORM has sought to cover most of the increased tonnage, so that the net exposure to the dry bulk market only increased to a limited extent.

Bulk Division	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11	Change	12 month avg.
						Q1 10
						- Q1 11

Panamax (60-80,000 DWT)
Available earning days	1,119	1,060	1,189	1,193	1,524	36%
TCE (USD/day)1)	18,298	18,611	20,418	19,294	15,851	-13%	18,544
Operating days	315	182	184	184	180	-43%
Operating expenses (USD/day)2)	5,187	4,603	4,297	3,505	4,836	-7%	4,310
Handymax (40-55,000 DWT)
Available earning days	-	-	-	30	566
TCE (USD/day)1)	-	-	-	11,919	11,544
Operating days	-	-	-	-	-
Operating expenses (USD/day)2)	-	-	-	-	-

1) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.
2) Operating expenses are related to owned vessels.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 6 of 18

Fleet development

TORM's current fleet and planned future changes are shown in the table below. In the first quarter of 2011, TORM took delivery of two new product tankers, TORM Agnes and TORM Amalie, and has as previously announced delivered two newbuild Kamsarmax bulk vessels and an older product tanker to new owners. At the end of the first quarter, TORM thus owned 70.5 product tankers and two bulk vessels. In addition, TORM had chartered-in 27 product tankers and 13 dry bulk vessels on longer time charter contracts (minimum one year's duration) and 21 dry bulk vessels on shorter time charter contracts (less than one year's duration). Another 26 product tankers were either in pools or under commercial management with TORM.

TORM did not order any vessels in the first quarter of 2011. Thus the order book was four MR vessels and two Kamsarmaxes at the end of the first quarter. Outstanding capex relating to the order book amounted to USD 195 million.

TORM has in the second quarter of 2011 agreed to defer two MR newbuildings both with delivery in 2012. They are now expected to be delivered in the first quarter of 2013 and the second quarter of 2014, respectively. The table below is as per 31 March 2011 and does not reflect the deferral of the two MR newbuildings.

	Current fleet			Newbuildings and TC-in deliveries with a period >= 12 months
	Q4 2010	Changes	Q1 2011	Q2 2011	Q3 2011	Q4 2011	2012	2013	2014

Owned vessels
LR2	13.0	-	13.0
LR1	7.5	-	7.5
MR	38.0	1.0	39.0			1.0	3.0	-	-
SR	11.0	-	11.0
Tanker Division	69.5	1.0	70.5	-	-	1.0	3.0	-	-
Panamax	2.0	-	2.0				1.0	1.0
Handymax	-	-	-
Bulk Division	2.0	-	2.0	-	-	-	1.0	1.0	-
Total	71.5	1.0	72.5	-	-	1.0	4.0	1.0	-

TC-in vessels with contract period >= 12 months
LR2	-	-	-
LR1	16.0	-	16.0	1.0
MR	9.0	2.0	11.0	1.0
SR	-	-	-
Tanker Division	25.0	2.0	27.0	2.0	-	-	-	-	-
Panamax	12.0	(1.0)	11.0	1.0	1.0		2.0	1.0	2.0
Handymax	1.0	1.0	2.0
Bulk Division	13.0	-	13.0	1.0	1.0	-	2.0	1.0	2.0
Total	38.0	2.0	40.0	3.0	1.0	-	2.0	1.0	2.0

T/C-in vessels with contract period < 12 months
LR2
LR1
MR
SR
Tanker Division	-	-	-
Panamax	1.0	10.0	11.0
Handymax	2.0	8.0	10.0
Bulk Division	3.0	18.0	21.0
Total	3.0	18.0	21.0

Pools/Commercial managment	25.0	1.0	26.0

Total fleet	137.5		159.5

Note:
The contract duration is defined based on the contractual minimum period and does not include optional periods.
There is not contracted any newbuildings or T/C-in vessels with delivery after 2014.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 7 of 18

Notes on the financial reporting
Accounting policies

The interim report for the first quarter of 2011 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. Except for the instances mentioned below, the interim report has been prepared using the accounting policies as for the Annual Report for 2010. The accounting policies are described in more detail in the Annual Report for 2010. As from 1 January 2011, TORM has implemented the following new or amended standards and interpretations: Amendment to IAS 24 "Related Party Disclosures", amendment to IAS 32 "Financial Instruments: Presentation: Classification of Rights Issues", smaller changes from Improvements to IFRS May 2010, amendment to IFRIC 14 "Prepayments of a Minimum Funding Requirement" and IFRIC 19 "Extinguishing Financial Liabilities with Equity Instruments". The new or amended standards and interpretations have not affected recognition and measurement in TORM's interim report for the first quarter of 2011. The interim report for the first quarter of 2011 is unaudited, in line with the normal practice.

Income statement

The gross profit for the first quarter of 2011 was USD 28 million, compared to USD 56 million for the corresponding period in 2010. Administrative costs in the first quarter of 2011 were USD 17 million, compared to USD 18 million in the first quarter of 2010.

The result before depreciation (EBITDA) for the period was USD 4 million, as against USD 55 million for the first quarter of 2010. The EBITDA in the first quarter was impacted by losses of USD 6 million from sale of vessels. The EBITDA for the first quarter of 2010 included profits of USD 18 million from sale of vessels.

Depreciation in the first quarter of 2011 was USD 37 million, up USD 2 million on the first quarter of 2010. This increase was due to acquired tonnage.

The primary operating result for the first quarter of 2011 was a loss of USD 33 million, compared to a profit of USD 20 million in the same quarter of 2010.

The first quarter of 2011 was impacted by mark-to-market non-cash adjustments of USD 8 million in total, USD 6 million in connection with FFA/bunker derivatives and USD 2 million on other financial derivatives.

The result after tax was a loss of USD 45 million in the first quarter of 2011, as against a profit of USD 2 million in the first quarter of 2010.

Assets

Total assets were down from USD 3,286 million as at 31 December 2010 to USD 3,260 million as at 31 March 2011. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows. The estimated value for the fleet as at 31 March 2011 supports the book value.

Debt
Net interest-bearing debt was down in the first quarter of 2011 to USD 1,853 million from USD 1,875 million as at 31 December 2010.

Equity

Equity declined in the first quarter of 2011 from USD 1,115 million as at 31 December 2010 to USD 1,075 million, due to the loss during the period. Equity as a percentage of total assets was 33% as at 31 March 2011, compared to 34% as at 31 December 2010.

TORM held 3,230,432 treasury shares as at 31 March 2011, equivalent to 4.4% of the Company's share capital. The number of treasury shares held is down 231,148 since 31 December 2010, as shares have been allocated to staff in connection with the incentive scheme for the period 2007-2009.

Liquidity
TORM had undrawn credit facilities and cash of approx. USD 346 million at the end of the first quarter of 2011. Outstanding CAPEX relating to the order book amounted to USD 195 million.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 8 of 18

Post balance sheet events

TORM has in the second quarter of 2011 agreed to defer two MR newbuildings both with delivery in 2012. They are now expected to be delivered in the first quarter of 2013 and the second quarter of 2014, respectively.

Financial calendar

TORM's half-year report for 2011 will be published on 18 August 2011. TORM's complete financial calendar can be found at www.torm.com/IR.

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K.

Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 9 of 18

Statement by the Board of Directors and Executive Management

The Board and Management have today discussed and adopted this interim report for the period 1 January – 31 March 2011.

This interim report is unaudited and was produced in accordance with current accounting requirements for listed Danish companies, including IFRS rules on quantifying and reporting which are assumed to apply to the annual report for 2011.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flows.

Copenhagen, 19 May 2011

Management	Board
Jacob Meldgaard, CEO Roland M. Andersen, CFO	Niels Erik Nielsen, Chairman Christian Frigast, Deputy Chairman Peter Abildgaard Kari Millum Gardarnar Rasmus Johannes Hoffmann Jesper Jarlbæk Gabriel Panayotides Angelos Papoulias Nicos Zouvelos

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 10 of 18

Income statement

Million USD	Q1 2011	Q1 2010	2010

Revenue	270.4	205.5	856.1
Port expenses, bunkers and commissions	-129.8	-59.9	-298.8
Freight and bunkers derivatives	6.9	1.9	3.3

Time charter equivalent earnings	147.5	147.5	560.6

Charter hire	-76.6	-51.7	-228.6
Operating expenses	-43.1	-39.9	-152.2

Gross profit (Net earnings from shipping activities)	27.8	55.9	179.8

Profit from sale of vessels	-5.7	18.2	1.9
Administrative expenses	-17.1	-18.1	-78.2
Other operating income	0.2	1.7	4.8
Share of results of jointly controlled entities	-1.1	-2.4	-11.5

EBITDA	4.1	55.3	96.8

Impairment losses on jointly controlled entities	0.0	0.0	-35.0
Depreciation and impairment losses	-36.6	-35.0	-141.4

Operating profit (EBIT)	-32.5	20.3	-79.6

Financial items	-12.4	-17.7	-56.6

Profit before tax	-44.9	2.6	-136.2

Tax	-0.4	-0.3	1.0

Net profit/(loss) for the period	-45.3	2.3	-135.2

Earnings per share, EPS
Earnings per share, EPS (USD)	-0.7	0.0	-2.0
Earnings per share, EPS (DKK) *)	3.6	0.2	-11.0

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 11 of 18

Statement of comprehensive income

Million USD	Q1 2011	Q1 2010	2010

Net profit/(loss) for the period	-45.3	2.3	-135.2

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	0.0	0.0	0.0

Fair value adjustment on hedging instruments	3.3	-4.3	-4.9

Value adjustment on hedging instruments transferred
to income statement	0.9	1.6	6.3

Value adjustment on hedging instruments transferred
to assets	0.0	0.0	0.0

Fair value adjustment on available for sale investments	0.2	-0.2	-0.2

Transfer to income statement on sale of available for sale
investments	0.0	0.0	0.0

Other comprehensive income after tax	4.4	-2.9	1.2

Total comprehensive income	-40.9	-0.6	-134.0

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                         Page 12 of 18

Income statement per quarter

Million USD	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11

Revenue	205.5	201.3	225.7	223.6	270.4
Port expenses, bunkers and commissions	-59.9	-70.6	-77.4	-90.9	-129.8
Freight and bunkers derivatives	1.9	-0.5	0.9	1.0	6.9

Time charter equivalent earnings	147.5	130.2	149.2	133.7	147.5

Charter hire	-51.7	-54.4	-61.3	-61.2	-76.6
Operating expenses	-39.9	-34.7	-38.6	-39.0	-43.1

Gross profit (Net earnings from shipping activities)	55.9	41.1	49.3	33.5	27.8

Profit from sale of vessels	18.2	0.0	0.0	-16.3	-5.7
Administrative expenses	-18.1	-17.5	-24.5	-18.1	-17.1
Other operating income	1.7	1.3	0.9	0.9	0.2
Share of results of jointly controlled entities	-2.4	-1.3	-3.1	-4.7	-1.1

EBITDA	55.3	23.6	22.6	-4.7	4.1

Impairment losses on jointly controlled entities	0.0	0.0	0.0	-35.0	0.0
Depreciation and impairment losses	-35.0	-34.4	-35.1	-36.9	-36.6

Operating profit (EBIT)	20.3	-10.8	-12.5	-76.6	-32.5

Financial items	-17.7	-13.6	-14.2	-11.1	-12.4

Profit before tax	2.6	-24.4	-26.7	-87.7	-44.9

Tax	-0.3	0.3	0.2	0.8	-0.4

Net profit/(loss) for the period	2.3	-24.1	-26.5	-86.9	-45.3

Earnings per share, EPS
Earnings per share, EPS (USD)	0.0	-0.3	-0.4	-1.3	-0.7

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                  Page 13 of 18

Assets

Million USD	31 March	31 March	31 December
	2011	2010	2010

NON-CURRENT ASSETS

Intangible assets
Goodwill	89.2	89.2	89.2
Other intangible assets	2.0	2.2	2.1
Total intangible assets	91.2	91.4	91.3

Tangible fixed assets
Land and buildings	3.6	3.7	3.6
Vessels and capitalized dry-docking	2,605.1	2,358.9	2,560.1
Prepayments on vessels	108.0	295.0	227.1
Other plant and operating equipment	8.7	9.9	9.5
Total tangible fixed assets	2,725.4	2,667.5	2,800.3

Financial assets
Investment in jointly controlled entities	71.2	120.6	72.9
Loans to jointly controlled entities	9.8	37.7	10.2
Other investments	3.1	3.0	3.0
Other financial assets	6.0	6.0	6.0
Total financial assets	90.1	167.3	92.1

TOTAL NON-CURRENT ASSETS	2,906.7	2,926.2	2,983.7

CURRENT ASSETS

Bunkers	52.7	26.5	41.1
Freight receivables, etc.	108.4	56.8	108.2
Other receivables	22.6	13.0	12.7
Other financial assets	0.0	0.0	0.0
Prepayments	27.0	16.9	20.4
Cash and cash equivalents	142.4	186.3	120.0
TOTAL CURRENT ASSETS	353.1	299.5	302.4

TOTAL ASSETS	3,259.8	3,225.7	3,286.1

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                   Page 14 of 18

Equity and liabilities

Million USD	31 March	31 March	31 December
	2011	2010	2010

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.3	-17.9	-17.9
Revaluation reserves	-2.3	-2.4	-2.5
Retained profit	1,027.0	1,208.8	1,072.3
Proposed dividends	0.0	0.0	0.0
Hedging reserves	2.4	-6.0	-1.8
Translation reserves	4.1	4.1	4.1
TOTAL EQUITY	1,075.0	1,247.7	1,115.3

LIABILITIES

Non-current liabilities
Deferred tax liability	54.2	54.8	54.3
Mortgage debt and bank loans	1,750.9	1,631.3	1,750.4
Finance lease liabilities	30.7	31.6	31.0
Acquired liabilities related to options on vessels	0.0	1.5	0.0
TOTAL NON-CURRENT LIABILITIES	1,835.8	1,719.2	1,835.7

Current liabilities
Mortgage debt and bank loans	212.0	143.2	211.3
Finance lease liabilities	2.0	1.8	2.0
Trade payables	58.0	27.3	48.0
Current tax liabilities	1.1	3.2	1.7
Other liabilities	74.5	80.1	70.2
Acquired liabilities related to options on vessels	1.4	1.8	1.9
Acquired time charter contracts	0.0	1.4	0.0
Deferred income	0.0	0.0	0.0
TOTAL CURRENT LIABILITIES	349.0	258.8	335.1

TOTAL LIABILITIES	2,184.8	1,978.0	2,170.8

TOTAL EQUITY AND LIABILITIES	3,259.8	3,225.7	3,286.1

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                   Page 15 of 18

Equity as at 1 January - 31 March 2011

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2011	61.1	-17.9	1,072.3	0.0	-2.5	-1.8	4.1	1,115.3
Changes in equity Q1 2011:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	0.6	-	-	-	-	-	0.6
Gain/loss from disposal treasury shares	-	-	-0.6	-	-	-	-	-0.6
Share-based compensation	-	-	0.6	-	-	-	-	0.6
Comprehensive income for the period	-	-	-45.3	-	0.2	4.2	0.0	-40.9
Total changes in equity Q1 2011	0.0	0.6	-45.3	0.0	0.2	4.2	0.0	-40.3
Equity at 31 March 2011	61.1	-17.3	1,027.0	0.0	-2.3	2.4	4.1	1,075.0

Equity as at 1 January - 31 March 2010

Million USD	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves

Equity at 1 January 2010	61.1	-18.1	1,205.1	0.0	-2.2	-3.3	4.1	1,246.7
Changes in equity Q1 2010:
Purchase treasury shares, cost	-	-	-	-	-	-	-	0.0
Disposal treasury shares, cost	-	0.2	-	-	-	-	-	0.2
Gain/loss from disposal treasury shares	-	-	-0.2	-	-	-	-	-0.2
Share-based compensation	-	-	1.6	-	-	-	-	1.6
Comprehensive income for the period	-	-	2.3	-	-0.2	-2.7	-	-0.6
Total changes in equity Q1 2010	0.0	0.2	3.7	0.0	-0.2	-2.7	0.0	1.0
Equity at 31 March 2010	61.1	-17.9	1,208.8	0.0	-2.4	-6.0	4.1	1,247.7

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                        Page 16 of 18

Statement of cash flows

	Q1 2011	Q1 2010	2010
Million USD

Cash flow from operating activities
Operating profit	-32.5	20.3	-79.6

Adjustments:
Reversal of profit from sale of vessels	5.7	-18.2	-1.9
Reversal of depreciation and impairment losses	36.6	35.0	141.4
Reversal of impairment of jointly controlled entities	0.0	0.0	35.0
Reversal of share of results of jointly controlled entities	1.1	2.4	11.5
Reversal of other non-cash movements	-6.7	-4.0	-8.0

Dividends received	0.0	0.0	0.0
Dividends received from joint controlled entities	0.7	0.3	1.7
Interest received and exchange rate gains	3.6	0.1	0.5
Interest paid and exchange rate losses	-15.8	-14.2	-54.4
Income taxes paid/repaid	-1.2	-2.9	-3.6
Change in bunkers, accounts receivables and payables	-2.6	2.1	-43.2
Net cash flow from operating activities	-11.1	20.9	-0.6

Cash flow from investing activities
Investment in tangible fixed assets	-68.0	-23.6	-253.9
Investment in equity interests and securities	0.0	0.0	0.0
Loans to jointly controlled entities	0.5	1.1	3.3
Payment of liability related to options on vessels	0.0	0.0	0.0
Received share on options on vessels	0.0	0.0	0.0
Sale of equity interests and securities	0.0	0.0	0.0
Sale of non-current assets	100.6	63.6	63.7
Net cash flow from investing activities	33.1	41.1	-186.9

Cash flow from financing activities
Borrowing, mortgage debt	26.7	25.7	344.7
Borrowing, finance lease liabilities	0.0	0.0	0.0
Repayment/redemption, mortgage debt	-25.5	-22.0	-153.7
Repayment/redemption, finance lease liabilities	-0.8	-1.2	-5.3
Dividends paid	0.0	0.0	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0
Net cash flow from financing activities	0.4	2.5	185.7

Net cash flow from operating, investing and financing activities	22.4	64.5	-1.8

Cash and cash equivalents, beginning balance	120.0	121.8	121.8

Cash and cash equivalents, ending balance	142.4	186.3	120.0

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                    Page 17 of 18

Quarterly statement of cash flows

	Q1 10	Q2 10	Q3 10	Q4 10	Q1 11
Million USD

Cash flow from operating activities
Operating profit	20.3	-10.8	-12.5	-76.6	-32.5

Adjustments:
Reversal of profit from sale of vessels	-18.2	0.0	0.0	16.3	5.7
Reversal of depreciation and impairment losses	35.0	34.4	35.1	36.9	36.6
Reversal of impairment of jointly controlled entities	0.0	0.0	0.0	35.0	0.0
Reversal of share of results of jointly controlled entities	2.4	1.3	3.1	4.7	1.1
Reversal of other non-cash movements	-4.0	-3.8	-0.3	0.1	-6.7

Dividends received	0.0	0.0	0.0	0.0	0.0
Dividends received from joint controlled entities	0.3	0.9	0.2	0.3	0.7
Interest received and exchange rate gains	0.1	0.3	2.2	-2.1	3.6
Interest paid and exchange rate losses	-14.2	-12.7	-14.0	-13.5	-15.8
Income taxes paid/repaid	-2.9	0.0	-0.3	-0.4	-1.2
Change in bunkers, accounts receivables and payables	2.1	-9.8	7.8	-43.3	-2.6
Net cash flow from operating activities	20.9	-0.2	21.3	-42.6	-11.1

Cash flow from investing activities
Investment in tangible fixed assets	-23.6	-69.6	-66.8	-93.9	-68.0
Investment in equity interests and securities	0.0	0.0	0.0	0.0	0.0
Loans to jointly controlled entities	1.1	1.2	0.4	0.6	0.5
Payment of liability related to options on vessels	0.0	0.0	0.0	0.0	0.0
Received share on options on vessels	0.0	0.0	0.0	0.0	0.0
Sale of equity interests and securities	0.0	0.0	0.0	0.0	0.0
Sale of non-current assets	63.6	0.1	0.0	0.0	100.6
Net cash flow from investing activities	41.1	-68.3	-66.4	-93.3	33.1

Cash flow from financing activities
Borrowing, mortgage debt	25.7	54.8	92.1	172.1	26.7
Borrowing, finance lease liabilities	0.0	0.0	0.0	0.0	0.0
Repayment/redemption, mortgage debt	-22.0	-50.3	-23.6	-57.8	-25.5
Repayment/redemption, finance lease liabilities	-1.2	-1.2	-1.3	-1.6	-0.8
Dividends paid	0.0	0.0	0.0	0.0	0.0
Purchase/disposals of treasury shares	0.0	0.0	0.0	0.0	0.0
Net cash flow from financing activities	2.5	3.3	67.2	112.7	0.4

Net cash flow from operating, investing and financing activities	64.5	-65.2	22.1	-23.2	22.4

Cash and cash equivalents, beginning balance	121.8	186.3	121.1	143.2	120.0

Cash and cash equivalents, ending balance	186.3	121.1	143.2	120.0	142.4

Announcement No. 7 / 19 May 2011                      Interim report Q1 2011                   Page 18 of 18